

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2020

Marina Wolfson
Senior Vice President for Finance and Operations
BiomX Inc.
7 Pinhas Sapir St., Floor 2
Ness Ziona, Israel

     **Re: BiomX Inc.**
        **Registration Statement on Form S-3**
        **Filed December 4, 2020**
        **File No. 333-251151**

Dear Ms. Wolfson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laura Crotty at 202-551-7614 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc:    Howard Berkenblit